Filed by Priority Income Fund, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Stira Alcentra Global Credit Fund
Commission File No. 333-229041

On February 14, 2019, Priority Income Fund, Inc. (“Priority”) held a conference call to present information relating to Priority to shareholders of Stira Alcentra Global Credit Fund. The investor presentation used in connection with the conference call and referred to herein is the same as the investor presentation previously filed with the Securities and Exchange Commission under Rule 425 on January 31, 2019. Attached hereto is the call script.

Priority Income Fund Conference Call SCRIPT

Thursday, February 14th at 3:00p ET

1.0 Welcome and Housekeeping (Slide 1)

Jim: “Hello and welcome to today’s webinar for the Priority Income Fund. I am Jim Yount of Destra Capital and I will serve as the moderator for the webinar.

I am joined on today’s call by Nishil Mehta and Colin McGinnis, portfolio managers for the Priority Income Fund.

Before we hear from the managers I’d like to take a moment to cover the format for today’s webinar.

We have a series of topics about the Fund and the marketplace that it invests in, that we are going to ask the PMs to address. And we have a few slides to help with some data to support that discussion. We will go through this first, then we will respond to questions from webinar participants.

You can submit a question at any time during the webcast via the “Questions” section in the GoToWebinar Control Panel. We will collect questions throughout the webcast and address them during the Q&A session.

Also, there is excellent content about the Fund available for you in the “Handouts” section of the GoToWebinar Control Panel. We encourage you to visit that now and to open and download any of the items there that you want.

For advisors new to this Fund and strategy, the Priority Income Fund is a unique, distinctive alternative investment set up as a closed end mutual fund that is currently in its offering period, raising assets in a subscription offering, that will end on Nov 2, 2019. It has been making quarterly redemption offers to all shareholders while the subscription period continues. Sometime after Nov 2nd the fund is expected to pursue a liquidity event, such as an exchange listing or some other options at the Boards discretion after the offer ceases.

There are some technicals here and it is unique to invest in this kind of strategy and Fund. After we have heard from the Portfolio Managers about the strategy, the markets and how they are managing the money, we can take any questions you may have.

I remind you all, please do not hesitate to contact us at Destra at 877-855-3434 or visit our website at www.destracapital.com if you have any questions after the webinar.

Finally, and this is important, I want to emphasize that this webinar and its content are for Financial Professional Use Only and may not be shown or provided to members of the investing public. This webinar is being held on Thursday, February 14, 2019.

2.0 Introduction of Managers (slide 2)

Jim: Now, I want to introduce the portfolio managers for the Fund.

First let me introduce Nishil Mehta, a Managing Director of the Fund’s Adviser with over 15 years of finance industry experience. He is responsible for originating, executing, and managing investments in CLOs for the Fund and, along with Mr. McGinnis, manages the relationships with CLO collateral managers and CLO underwriters that are so critical to the investment operations of the Fund. Prior to Prospect, Nishil worked in structuring middle market CLOs and at two previous CLO manager firms, Wachovia and CIT.

Colin McGinnis is a Vice President of the Fund’s Adviser with over 11 years of finance industry experience. Mr. McGinnis is responsible for originating, executing, and managing investments in CLOs and, along with Mr. Mehta, manages relationships with CLO collateral managers and CLO underwriters. Before joining the Advisor, Colin worked for firms that originated and executed leveraged finance, IPO and M&A transactions and he was also a credit analyst who, invested in and restructured various credit investments.

Gentlemen, welcome and thank you for taking the time today to speak to us today.

Nishil: [salutations]

Colin: [salutations]

3.0 Overview of Strategy

Jim: To start, Nishil can you provide an overview of the investment strategy?

Nishil:

•	Priority Income Fund is a SEC-registered closed-end fund that was launched in January 2014 and has raised $450 million of capital. .

•	We have a 5-year track record of providing our shareholders an annualized dividend of approximately 10%.

•	There are 5 key features of the fund I would like to highlight:

1)	Feature #1 is Senior Secured (Slide 3):

a.	Priority is investing in senior secured loans to large U.S. companies.

b.	These are the same senior secured loans the floating rate mutual funds from Eaton Vance, Fidelity, Invesco, and Oppenheimer invest in.

c.	These are loans to large U.S. companies that have a national or international footprint.

d.
These companies include household names like: American Airlines, Albertsons, Burger King, Dell Computers, and Heinz. When Berkshire Hathaway acquired Heinz, Warren Buffet obtained financing form the senior secured loan market.

e.	Senior secured loans are the highest priority in the capital structure.

f.	Loans are first to be repaid before 2nd lien loans, high yield bonds, mezzanine debt, unsecured debt, preferred stock, and common stock, which provides significant downside protection.

g.	Senior secured loans have a 1st lien on all assets including property, plant, equipment, land, and inventory.

h.	Senior secured loans have historically experienced a lower default rate than high yield bonds as the average default rate is 2.24% since 2003.

i.	What happens when a senior secured loan does default?

j.	Moody's has tracked high yield and senior secured default rates since 1987, over 30 years.

k.	The historical recovery rate for senior secured loans is 80.4% compared to 47.9% for high yield bonds. This outperformance is due to senior secured loans having priority in the capital structure and 1st lien on all assets. High yield does not have payment priority and is unsecured and does not have a lien.

2)	Feature #2 is Diversity (Slide 4):

a.	The fund has exposure to over 2,800 different loans to over 1,000 companies.

b.	The largest exposure is to Asurion at 0.88%.

c.	Priority is investing in pools of senior secured loans that require significant diversity.

i.	Each pool typically has 200 individual senior secured loans.

ii.	Each loan is limited to 2% of the pool and the average is less than 1%.

iii.	Maximum industry exposure of 10%.

d.	These pools are called Collateralized Loan Obligations or CLOs.

i.	CLOs are not CDOs.

ii.	CDOs had exposure to subprime mortgages and consumer based debt.

iii.	CLOs have exposure to 1st lien senior secured loans to large U.S. companies.

iv.	CLOs are a $600 billion market that has an exceptional track record so not a niche market.

v.	Of the 1,200 CLOs that have gone full cycle, over 98.1% have provided a positive return to shareholders. There are not too many assets classes that have such a consistent and strong track record.

3)	Feature #3 is Income (Slide 5):

a.	The fund provides a 8.0% base dividend with a weekly record date and monthly payment date and a quarterly bonus dividend for a total dividend of approximately 10%.

b.	At the beginning of September we announced an increase in the base dividend to 8.0% reflecting our confidence in the fund’s ability to continue to pay the dividend.

c.	How is the fund able to generate 10% current yield?

d.	CLOs are a spread vehicle where we are generating the spread between the quarterly interest payments the loan pay and the cost of financing similar to a multi-family property.

i.	Walk through multi-family property example.

ii.	The assets pay L + 3.75%

iii.	The financing costs L + 2.00%

iv.	That leaves you a spread of 1.75%. Since we are getting financing, that 1.75% spread results in mid-teens returns.

e.	The financing is very-efficient, low-cost, and long-term.

f.	65% of the financing is rated AAA, which is the highest rating and therefore low cost. The pool is able to achieve this rating because of the diversification in the pool.

g.	The financing is long-term at typically 12 years.

h.	The financing is locked in and cannot be pulled.

i.	No liquidation events.

j.	There are no margin calls with the financing as well.

k.
Financing is non-recourse. We are currently invested in 106 different pools. If for whatever reason 1 pool does not perform well, that does not impact the 105 other pools and there is no recourse back to Priority.

4)	Feature #4 is Duration or the lack thereof:

a.	Duration is a big risk in fixed income products as the fed has raised rates over the past 2 years.

b.	Unlike IG and HY asset classes, we do not have duration risk and Priority Income Fund is not making a bet on interest rates.

c.	As I just mentioned, we are generating our income through the spread between the interest rate the underlying loans pay and financing we obtain to fund each pool of loans.

d.	Both the assets and financing are floating rate based off of Libor so our returns are not based on movements in Libor.

5)	Feature #5 is Access (Slide 6):

a.	The fund provides access to best in class fixed income managers.

b.	The pools we invest in are managed by some of the largest fixed income managers in the world.

c.	There are approximately 150 different managers and we have chosen to work with only about 20 managers that have we consider to have the best track record over the past 10+ years.

d.	Managers include Credit Suisse Asset Management, Symphony (the credit arm of Nuveen), and Voya.

e.	But, we have not approved household names like Blackstone / GSO, Prudential, Ares, KKR, Blackrock, Bain/Sankaty, and KKR because of poor track records.

4.0 Portfolio Overview (Slide 7)

Jim: “Thanks, Nishil. Nishil, can you give us an overview of the fund’s portfolio as of 12/31/2018?”

Nishil:

1.	The fund was launched in January 2014 and it has raised $450M of capital through December 31, 2018.

2.	As I mentioned previously, we continue to pay a dividend that annualizes to about 10.0%.

a.	Broken down into a 8% base dividend with weekly record dates and paid monthly. This is an increase from 7.0% we paid for the first 4 ½ years.

b.	Approximately 2.0% bonus dividend paid quarterly. We have paid the bonus dividend 20 consecutive quarters since we launched the fund.

3.	The fund has invested in 106 different pools of senior secured loans.

a.	These pools include over 2,800 individual loans and over $52 billion of senior secured loans representing hyper diversity.

b.	The fund continues to outperform from a credit standpoint.

▪	Priority’s portfolio of $52 billion of senior secured loans had an underlying default rate of 0.46% compared to a market default rate of 1.63%.

▪	We have experienced a fraction of the market default rate.

▪	We are able to achieve this outperformance by working with only the best in class fixed income managers and utilizing Prospect’s 30-year history of investing credit markets.

c.	Now, let’s look at the fund’s largest look-through exposures: (Slide 8)

▪	Asurion is our largest exposure.

•	Asurion is not necessarily a household name but I’m guessing over half the people on the webinar are Asurion clients.

•	Asurion provides insurance plans on personal devices and insures over 305 million personal devices.

▪	Dell International:

•	Large computer company everyone is familiar with.

•	Dell is now a fully public company with a $33 billion market cap.

▪	Altice: large cable company with 5 million customers in 21 states and over $13.5 billion market capitalization.

▪	American Airlines

▪	CenturyLink is the 3rd largest telecom company in the U.S. behind AT&T and Verizon serving over 27 states. Company has over a $16.0 billion market capitalization.

▪	As you can see, these are very large companies

d.	Now let’s look at the industry exposure in the portfolio.

▪
Healthcare is the largest industry right under 10%. We are overweight healthcare due to the aging U.S. population. As people get older, healthcare costs increase so we see favorable trends in this industry.

▪	Our next largest industry is technology at 9.6%. This is very large and growing sector that continues to experience strong growth.

▪	Energy: We are underweight energy with 2.19% exposure. This compares over 15% in the high yield market.

▪
Retail: We are underweight retail with 4.12% exposure. Retail is a very large sector and includes stable companies like Albertsons, the 2nd largest grocery store chain. Our exposure to clothing retailers is less than 1.5%.

5.0 Market Overview & Outlook

Jim: We just went through a very volatile fourth quarter. Colin, how did the volatility impact the fund and what is your outlook?

Colin:

–	The 4th quarter was indeed a volatile period.

◦	The S&P 500 was down 13.52% in 4Q including 9.03% in December.

◦	The high yield index was down 4.63% in 4Q including 2.19% in December.

◦	The senior secured loan index was down 3.45% in 4Q and the index declined from 98.61 to 93.84.

–	We actually think this market volatility is beneficial to the fund for a couple of reasons:

◦
The volatility halted the hundreds of billions of repricings and refinancings the senior secured loan market experienced over the past 2 years leading to a decline in the weighted average spread in our underlying portfolio.

◦
Following the volatility we have actually seen an increase in senior secured loan spreads. Last quarter was the first time we saw the weighted average spread in our underlying portfolio increase in over 2 years.

◦
Volatility is beneficial to CLOs as it allows the underlying CLOs to purchase loans at discounted prices. Since the financing is locked-in for 12 years and there are no market value triggers, the volatility increases returns and benefits the CLOs.

–	Despite the market volatility, we continue to think fundamentals remain strong:

◦
Year-over-year earnings before interest, taxes, depreciation and amortization ("EBITDA") growth among Senior Secured Loan borrowers remained strong at 13.31% in the 3Q'2018, the strongest growth in 7 years. This is an increase from 12.10% for 2Q'2018 and multiples higher than the U.S GDP growth of 3.5%.

◦	The average cash flow coverage, which measures earnings coverage against quarterly interest payments, was 3.5x. 3.5x is the highest on record dating back to 2001.

◦	The growth in earnings has also led to the lowest average leverage in over 10 years.

◦	Defaults continue to be below the historical average.

▪	We expect defaults to remain subdued due to the aforementioned strength of the U.S. economy, strong earnings growth for companies in the senior secured loan market, and a limited amount of maturities.

▪	Maturities are one of the biggest driver of defaults.

▪	Less than 3% of the senior secured loan market matures prior to the end of 2020 and less than 10% of the market matures prior to the end of 2021.

–	With the combination of the strong fundamentals and recent volatility, we continue to find investments with attractive risk adjusted returns.

6.0 Prospect Overview (Slide 9 &10)

Jim: “Prospect Capital is the investment manager of the Fund. Nishil, can you provide some more information on Prospect?”

Nishil:

–	Prospect Capital was founded by senior executives from infrastructure and high yield group in Merrill Lynch in 1988.

–	We have a 30 year track record of investing in credit markets including over $10 billion in investments made.

–	John Barry, the CEO of Prospect Capital Management, and Grier Eliasek, the CEO of Priority Income Fund, have worked together for 20 years now.

–	We have approximately 100 employees including 40 credit professionals that support my team in managing Priority Income Fund.

◦	This team is an invaluable resource that we leverage when reviewing the underlying senior secured loans.

–	We currently manage over $6.0 billion of capital primarily invested in the credit markets.

7.0 Introduction of Leverage & Use of Proceeds

Jim: “Nishil, the Fund has now completed two rounds of leverage financing by issuing preferreds. Can you explain these activities and how you see it benefiting the Fund?”

Nishil:

–	We were able to take advantage of low spreads in fixed income markets by issuing preferreds at attractive terms that we believe will be accretive for our shareholders.

–	We initially issued $34 million of preferreds with a 7-year tenor and coupon of 6.375%.

◦	The preferreds have zero financial covenants providing significant financial flexibility.

◦	The preferreds have a ticker of PRIFA.

◦	The preferreds allows the fund to enhance dividend coverage and is one of the factors that led to our increase of the base dividend to 8.0%

–	Given the attractiveness of the initial preferred, we issued a second preferred stock offering (NYSE: PRIFB) in October 2018 totaling $25 million with a coupon of 6.25%.

–	The fund is currently levered 0.16x through these preferreds.

Jim: “Do you expect to continue to leverage the Fund going forward?”

Nishil: Yes, we expect to continue to issue additional preferreds if the attractive terms continue to be available.

8.0 Risks of Priority Income Fund

Jim: Colin, this Fund has certainly had sustained high distributions over its life. Traditionally, to get high returns, you have to accept a measure of risk. Can you talk about the risks of this Fund and its strategy?”

Colin:

–	There are two main risks I want to highlight for Priority. The first is default risk:

◦	Defaults in the senior secured loan market have averaged approximately 2.24%.

◦	The market trailing 12-month (“TTM”) default rate as of December 31, 2018 was 1.63%, so we are just below the historical average default rate.

◦	Within Priority Income Fund our default rate is 0.46%, so less than 1/3 of the market default rate.

◦
Defaults are only half of the story, though, because what you ultimately care about is losses. Because if you remember we are investing in the senior secured part of the capital structure, the recovery rate on senior secured loans when they do default has averaged over 80% over the last 30 years, according to Moody’s, much higher than the average 48% recover rate for unsecured bonds.

–	The other main risk I want to highlight is the risk of spread compression or reinvestment risk.

◦
The portfolio had experienced spread compression for about a 2 year period from 6/30/16 to 6/30/18. As mentioned previously, spread compression has largely abated in the 2H’18 and we actually saw spreads increase for the first time in 2 years.

◦	Typically default risk and reinvestment risk do not occur at the same time. I.e. when defaults are high, typically spreads are wide and prices are low, and vice versa.

9.0 Priority Income Fund / Stira Merger
Jim: On December 26, 2018, we made an announcement that Stira Alcentra Global Credit Fund will merge into Priority Income Fund with Priority Income Fund being the surviving entity of the merger. We continue to target 1Q or 2Q for the completion of the merger.

If you have any questions on the merger, please contact your Destra or Stira representative or refer to the N-14 filed on December 17, 2018 or the FAQ filed on January 15, 2019.]

10.0 Wrap Up & Questions (Slide 11)

Jim: Gentlemen, thanks for the time and comments today. We are excited to continue to offer this Fund through October of 2019. That means there is just a little bit under one year left for Advisors to get additional investors and additional positions into the Fund before the expected completion of the offering period.

We are encouraged by the asset gathering and sales we have seen this year, even with all the market noise around us. Advisors and investors and doing the right thing and taking the long view when allocating to this Fund and their reward has been the persistently high distributions to date.

Now, let’s turn to the questions that Advisors have submitted. Again, a short reminder…if you would like to ask a questions, look for the “Questions” section on your GoToWebinar Control Panel and simply type your question in there.

11.0 Questions (to be moderated by Rob. Nishil and Colin, just let me know if you want to show different slides.)

12.0 Close

Folks we are approaching an hour and that is our cut off. I want to thank all the Advisors who have taken the time to listen in to today’s webinar. And I want to thank Nishil and Colin, the portfolio managers for Priority Income Fund for their time and insights.

As a reminder, the webinar will be available for replay on Destra’s website. www.destracapital.com and if you have any other questions or would like to request materials for Priority Income Fund, please call Destra at 9877.855.3434.

Thanks